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                                                                      Exhibit 99

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                             CANADA NEWSWIRE [LOGO]
                 GIVE US YOUR MESSAGE. WE'LL GIVE YOU THE WORLD.


CERTICOM CORP.
CANADIAN QUOTES FROM TELENIUM                                    [CERTICOM LOGO]
CIC. (TSE)
OTHER SYMBOLS
CERT (NASDAQ)

ATTENTION BUSINESS/TECHNOLOGY EDITORS:


             World's Premier Wireless Security Conference "Certicom PKS 2000" to Showcase Breakthrough Mobile Solutions for Financial and Health Care Industries

             Aether Systems, Xcert, Palm, Inc., Research In Motion, Sybase and RSA Security Join Roster of Leading Organizations to Sponsor Certicom Security Conference

             Fidelity Investments, W-Trade, Priceline.com, Hewlett Packard and ePocrates to Illustrate Real World Solutions with Live Case Study Presentations

             HAYWARD, CA, July 31 /CNW/ - Certicom (Nasdaq: CERT and TSE: CIC), a leading provider of mobile and wireless security, announced today that its PKS 2000 mobile security conference will feature industry experts from the leading financial, technology and healthcare organizations in order to advance wireless security innovation for today's mobile e-business professionals. Speakers from Fidelity Investments, W-Trade, Priceline.com, Hewlett Packard and ePocrates are among those who will illustrate real world answers to today's mobile and wireless security challenges. In addition, Aether Systems, CyberElan.com, Cylink, Infowave, MobileShift, Palm, Inc., Research In Motion, RSA Security, Sonera SmartTrust, Sybase and Xcert International have joined the roster of industry visionaries sponsoring PKS 2000.

             "At every company I'm involved with, wireless applications are moving to the top of the priority list in the quest to offer true ubiquity and convenience to the mass market," said Steve Mott, CEO of BetterBuyDesign, President of Priceline WebHouse Club and former head of ecommerce at MasterCard, who will be speaking at Certicom PKS2000. "The tsunami-like adoption of wireless in turn is propelling the security industry to deploy the smaller, faster, and cheaper solutions that we've been waiting years for, making safe ecommerce 'ready for prime-time' at last."

             Topics to be covered include "Securing Financial Transactions End-To-End," by W-Trade, "Patient Confidentiality and Information Security," by ePocrates, "Hacker Intrusion Detection and the WAP Enterprise" with Hewlett Packard, as well additional topics that cover today's "hot buttons," like Content Protection, VPN and Wireless PKI, in the quickly emerging mobile and wireless work environment. PKS 2000 is also being sponsored by Motorola, 724 Solutions, Cloakware, CRYPTOMAThIC, First Data Corp., GoAmerica, Mytec Technologies, the PKI Forum, Radicchio and Spyrus in addition to today's newly

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announced sponsors.

             Certicom's PKS 2000 show is the world's first conference purposefully dedicated to addressing issues specifically dealing with securing mobile computing and wireless data applications. The conference is being held in the United States for the first time, taking place in the heart of the Silicon Valley at the San Jose Fairmont, September 19-21.

             "Due to the significant rise of mobile commerce in both users and applications worldwide, the collective business attention is focused on the issues that face today's mobile economy. It seems only fitting that the Silicon Valley, which most visibly promotes this new wireless era, play host to the event that specifically addresses the greatest challenges to making its acceptance widespread throughout the financial, technological and healthcare industries worldwide," said Certicom President and CEO Rick Dalmazzi. "Getting the word out about how security enables today's mobile and wireless applications is what this show is all about."

             More Information

             For more information about Certicom PKS 2000, including how to register, conference sponsorship, speaking opportunities and vendor exhibiting, please visit www.certicom.com/PKS2000 or send an e-mail to PKS2000(at)certicom.com.

             About Certicom

             Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, Research In Motion and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

             Certicom is a registered trademark of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.


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For further information: Lorraine Kauffman, Public Relations Manager, Certicom
Corp., (510) 780-5417, lkauffma@certicom.com; Berry Lowman, Lutchansky Communications for Certicom, (408) 938-9050 x19, berry@lcomm.com